

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 31, 2010

Mr. Terry W. Rathert
Executive Vice President and Chief Financial Officer
Newfield Exploration Company
363 North Sam Houston Parkway East, Suite 100,
Houston, Texas 77060

> **Re:**   **Newfield Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-12534**

Dear Mr. Rathert:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements and Supplementary Data, page 57

Note 4 – Oil and Gas Assets, page 74

1.   We note you disclose, as of the end of each respective year presented, the balance of oil and gas properties not subject to amortization by separate category, one of which is "Other capital costs" incurred in each respective year and cumulatively for years prior to 2007. We also note that amounts included in "Other capital

costs" incurred appear to be a significant part of your total oil and gas properties not subject to amortization in each period presented.

However, your presentation does not appear to fully comply with the disclosure guidance in Rule 4-10(c)(7)(ii)(A) of Regulation S-X, which prescribes that you disclose the amounts (balance) of capitalized costs of unproved properties and major development projects that are excluded from amortization as of the most recent fiscal year, by category, and Rule 4-10(c)(7)(ii)(B) of Regulation S-X, which prescribes that you disclose the amounts that are excluded from amortization incurred (1) in each of the three most recent fiscal years (for each category, not solely for "Other capital costs" incurred), and (2) in the aggregate (not solely for "Other capital costs") for any earlier fiscal years in which such costs were incurred. Accordingly, please revise your disclosure to ensure that it fully complies with Rule 4-10(c)(7)(ii) of Regulation S-X and, to the extent practicable, allocate any significant amounts included now in "Other capital costs" to existing or additional categories that will more fully describe the nature and extent of such costs incurred.

As part of your response, please tell us the nature and magnitude of items included in "Other capital costs" and tell us the years that you incurred the costs that you included in each non-other category.

2.   In addition, revise your disclosure to provide a description of the current status of the significant properties or projects that are not subject to amortization pursuant to Rule 4-10(c)(7)(ii).

Engineering Comments

Resource Plays, page 4

3.   We note that you state that a key element of your strategy is to focus on domestic, unconventional resource plays of scale and that these reserves make up 80% of your proved reserves and 85% of your probable reserves. If your total costs per unit, including acreage costs, drilling costs, completion costs, stimulation costs, production costs, workover costs, transportation costs, taxes other than income tax, overheard, etc., are more than the current average gas price received in 2009, tell us how you considered disclosing these total unit costs by category in order to inform investors of the costs of these resource plays, and the actual unit price necessary to break even economically.

4.	For the Woodford Shale and the Monument Butte fields please tell us the average well life you assume for reserve forecasting and the basis for that assumption. Please provide the type curve that you use to forecast the proved reserves for each field and the indicated estimated ultimate recovery based on that type curve. Please also include the decline factors such as the b factor and terminal decline rate for each curve. Please tell us for each field the largest cumulative production from a well and how long each of those wells have been on production.

Proved and Probable Reserves, page 7

5.	You name a number of common technologies and methods that have been used in reserve estimation for decades. Please tell us if you used any alternative methods and technologies instead of production flow tests in determining material amounts of proved reserves that you added in 2009 and why those methods or technologies are considered reliable in the geological environment in which they were used. Also tell us how many of the proved reserves added in 2009 were determined by these alternative methods and technologies.

	In addition, also tell us if you used any alternate technologies other than open-hole logs to determine gas-oil or oil-water contacts in determining material amounts of proved reserves that you added in 2009. If so, please tell us the amount of reserves and why those methods or technologies are considered reliable in the environment that they were used.

6.	We note that you disclose the basis of the disclosure of equivalent cubic feet of natural gas. Although this is the energy equivalent, it may be confusing to some investors who may also consider it to be a price equivalency. Therefore, please revise your disclosure to clarify that equivalent quantities based on price could be materially different than what you have presented. In this regard, explain how you have considered disclosing a price equivalency for an equivalent cubic foot of natural gas or barrel of oil.

Proved Reserves, page 9

7.	You state that you developed 123 million barrels equivalent of proved undeveloped reserves in 2009. This represents approximately 10% of your total proved undeveloped reserves at year end 2008 and 7% of your proved undeveloped reserves at year end 2009. This rate of development of your proved undeveloped reserves suggests that it will take approximately 10 to 13 years to develop all of your proved undeveloped reserves, assuming that no additional proved undeveloped reserves are added during that time. As proved undeveloped reserves should generally be developed within five years of initially booking them as proved, please tell us how you plan to accomplish this.

Probable Reserves, page 9

8.   You state that 101 BCFe of developed reserves are included in your estimate of probable reserves. Please tell us the nature of these reserves as to why they were classified as probable reserves even though they are developed. Tell us why you believe you are as likely as not to recover these quantities of probable reserves.

9.   We note that you have disclosed probable reserves. However, we could not find where you also discuss the uncertainty related to those reserve estimates. Please see Instruction 5 to paragraph (a)(2) of Item 1202 of Regulation S-K and revise your disclosure accordingly.

Drilling Activity, page 11

10.   You present that you drilled a total of 159.3 net productive exploratory wells and 4.8 non-productive wells. However, we could not find any disclosure concerning new discoveries that you made with these 159.3 net productive exploratory wells. Please provide us with a list of the 155 new field discoveries or new reservoir discoveries and their locations and the volumes of oil and gas these wells produced in 2009. Please see the definition of exploratory well as set forth in Rule 4-10(a)(13) of Regulation S-X.

Acreage Data, page 13

11.   It appears that most of your undeveloped acreage in China will expire in 2010. However, we could not find where you have discussed this fact or described the impact that this might have on your future plans in China, including as it relates to your proved or unproved reserves. Please revise your disclosure to address these and any other material concerns this issue may raise.

Risk Factors, page 21

There is limited refining capacity for our black wax crude oil……..page 23

12.   As oil production from your Monument Butte Field represents almost one third of
        your total oil production, please revise your disclosure to include this fact in your
        risk factor and the specific ramifications to the Company if there was no longer a
        market for this crude oil.

Results of Operations, page 34

13.   Because your prior year's conversion rate of proved undeveloped to proved
        developed reserves was much lower than that necessary to convert all of your
        proved undeveloped reserves to proved developed reserves within five years, we
        believe more history of your prior record of conversions would be useful to
        investors. Expand your disclosure to include the amount of proved undeveloped
        reserves that were developed in each of the last three years. Please see Section V
        of Securities Act No. 33-8995, Modernization of Oil and Gas Reporting.

14.   Since you disclose probable reserves, please also expand your disclosure to
        include your history of converting probable reserves to proved reserves. Please
        see Section V of Securities Act Release No. 33-8995, Modernization of Oil and
        Gas Reporting.

15.   You state that you added 693 BCFe of proved reserves based on the change in
        rules of expanding the number of proved undeveloped locations beyond one offset
        location away from producing wells if such locations meet the definitions of
        proved reserves. Please expand your disclosure to include for the unconventional
        reserve areas how many locations away from a producing well were determined
        to meet the definition of proved reserves and the evidence and technology used
        that supports this determination. Provide corresponding disclosure for your
        conventional reserves. Please see Section V of Securities Act Release No. 33-
        8995, Modernization of Oil and Gas Reporting.

Production, page 35

16.   Please tell us the amount of net oil and gas production you forecasted to produce in 2009 in the Total Proved Reserves case of your 2008 reserve report. Please reconcile any major differences between the net forecasted oil and gas volumes and actual net oil and gas volumes produced in 2009.

Estimated Quantities of Proved Oil and Gas Reserves, page 105

17.   We note that since 2003 your proved reserves have increased from 1.3 TCFe to 3.6 TCFe but your production has remained relatively flat during this time at around 240 – 250 BCFe per year. Please explain to us, in reasonable detail, the reasons why your production has not increased in a manner consistent with the increase in your proved reserves.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Terry W. Rathert
Newfield Exploration Company
March 31, 2010
Page 7

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director